American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	December 31	
ASSETS	2009	2008
Cash and due from banks	$ 13,250	$ 15,909
Interest-bearing deposits in other banks	10,693	8,189
Securities available for sale, at fair value	193,157	133,695
Securities held to maturity	6,529	7,121
Total securities	199,686	140,816
Loans held for sale	2,490	1,764
Loans	527,991	571,110
Less allowance for loan losses	(8,166)	(7,824)
Net Loans	519,825	563,286
Premises and equipment, net	19,195	17,129
Other real estate owned	3,414	4,311
Goodwill	22,468	22,468
Core deposit intangibles, net	1,698	2,075
Accrued interest receivable and other assets	16,254	13,237
Total assets	$ 808,973	$ 789,184
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 101,735	$ 95,703
Demand deposits -- interest-bearing	97,025	116,132
Money market deposits	75,554	56,615
Savings deposits	61,873	59,624
Time deposits	268,086	261,064
Total deposits	604,273	589,138
Short-term borrowings:		
Customer repurchase agreements	65,929	51,741
Other short-term borrowings	-	7,850
Long-term borrowings	8,638	13,787
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	3,125	3,749
Total liabilities	702,584	686,884
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized, 6,110,335 shares outstanding at December 31, 2009 and 6,085,628 shares outstanding at December 31, 2008	6,110	6,086
Capital in excess of par value	26,962	26,491
Retained earnings	72,208	71,090
Accumulated other comprehensive income (loss), net	1,109	(1,367)
Total shareholders' equity	106,389	102,300
Total liabilities and shareholders' equity	$ 808,973	$ 789,184

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2009	2008	2009	2008
Interest and Dividend Income:				
Interest and fees on loans	$ 7,445	$ 8,594	$ 31,062	$ 35,941
Interest and dividends on securities:				
Taxable	1,259	1,151	4,853	4,795
Tax-exempt	437	381	1,673	1,621
Dividends	25	23	95	214
Other interest income	91	76	378	301
Total interest and dividend income	9,257	10,225	38,061	42,872
Interest Expense:				
Interest on deposits	1,771	2,737	8,399	12,280
Interest on short-term borrowings	127	289	675	1,629
Interest on long-term borrowings	66	134	342	557
Interest on trust preferred capital notes	343	343	1,373	1,373
Total interest expense	2,307	3,503	10,789	15,839
Net Interest Income	6,950	6,722	27,272	27,033
Provision for loan losses	328	600	1,662	1,620
Net Interest Income After Provision				
for Loan Losses	6,622	6,122	25,610	25,413
Noninterest Income:				
Trust fees	815	770	3,153	3,467
Service charges on deposit accounts	536	555	2,085	2,324
Other fees and commissions	264	235	1,014	857
Mortgage banking income	390	155	1,605	788
Brokerage fees	32	61	185	431
Securities gains (losses), net	1	-	3	(195)
Impairment of securities	-	-	-	(255)
Net loss on foreclosed real estate	(253)	(13)	(1,475)	(20)
Other	152	112	473	516
Total noninterest income	1,937	1,875	7,043	7,913
Noninterest Expense:				
Salaries	2,314	2,376	10,048	9,792
Employee benefits	750	789	3,201	3,001
Occupancy and equipment	762	681	2,927	2,788
FDIC assessment	202	92	1,186	180
Bank franchise tax	159	172	642	694
Core deposit intangible amortization	94	94	377	377
Other	1,243	1,343	4,937	5,292
Total noninterest expense	5,524	5,547	23,318	22,124
Income Before Income Taxes	3,035	2,450	9,335	11,202
Income Taxes	866	767	2,525	3,181
Net Income	$ 2,169	$ 1,683	$ 6,810	$ 8,021
Net Income Per Common Share:				
Basic	$ 0.36	$ 0.28	$ 1.12	$ 1.32
Diluted	$ 0.35	$ 0.28	$ 1.12	$ 1.31
Average Common Shares Outstanding:				
Basic	6,108,340	6,086,868	6,097,810	6,096,649
Diluted	6,116,800	6,090,844	6,102,895	6,105,154

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2009	3rd Qtr 2009	4th Qtr 2008	YTD 2009	YTD 2008
EARNINGS					
Interest income	$ 9,257	$ 9,464	$ 10,225	$ 38,061	$ 42,872
Interest expense	2,307	2,464	3,503	10,789	15,839
Net interest income	6,950	7,000	6,722	27,272	27,033
Provision for loan losses	328	492	600	1,662	1,620
Noninterest income	1,937	2,119	1,875	7,043	7,913
Noninterest expense	5,524	5,598	5,547	23,318	22,124
Income taxes	866	862	767	2,525	3,181
Net income	2,169	2,167	1,683	6,810	8,021
PER COMMON SHARE					
Earnings per share - basic	$ 0.36	$ 0.36	$ 0.28	$ 1.12	$ 1.32
Earnings per share - diluted	0.35	0.35	0.28	1.12	1.31
Cash dividends declared	0.23	0.23	0.23	0.92	0.92
Book value per share	17.41	17.18	16.81	17.41	16.81
Book value per share - tangible (a)	13.46	13.20	12.78	13.46	12.78
Closing market price	21.90	21.82	17.00	21.90	17.00
FINANCIAL RATIOS					
Return on average assets	1.07%	1.07%	0.86%	0.84%	1.02%
Return on average equity	8.24	8.38	6.53	6.57	7.79
Return on average tangible equity (b)	11.03	11.30	8.90	8.94	10.60
Average equity to average assets	12.93	12.77	13.13	12.79	13.10
Net interest margin, taxable equivalent	3.88	3.91	3.85	3.81	3.87
Efficiency ratio	58.79	59.77	62.36	63.46	60.83
Effective tax rate	28.53	28.46	31.31	27.05	28.40
PERIOD-END BALANCES					
Securities	$ 199,686	$ 188,493	$ 140,816	$ 199,686	$ 140,816
Loans held for sale	2,490	3,840	1,764	2,490	1,764
Loans, net of unearned income	527,991	539,188	571,110	527,991	571,110
Goodwill and other intangibles	24,166	24,260	24,543	24,166	24,543
Assets	808,973	810,346	789,184	808,973	789,184
Assets - tangible (a)	784,807	786,086	764,641	784,807	764,641
Deposits	604,273	596,295	589,138	604,273	589,138
Customer repurchase agreements	65,929	71,339	51,741	65,929	51,741
Other short-term borrowings	-	4,000	7,850	-	7,850
Long-term borrowings	29,257	29,294	34,406	29,257	34,406
Shareholders' equity	106,389	104,905	102,300	106,389	102,300
Shareholders' equity - tangible (a)	82,223	80,645	77,757	82,223	77,757
AVERAGE BALANCES					
Securities	$ 167,546	$ 159,314	$ 137,947	$ 153,237	$ 145,371
Loans held for sale	4,394	6,540	1,669	5,436	1,869
Loans, net of unearned income	540,103	547,075	571,081	553,831	565,530
Interest-earning assets	744,007	741,194	720,197	741,308	722,009
Goodwill and other intangibles	24,217	24,314	24,600	24,360	24,736
Assets	814,232	810,064	785,182	810,140	785,868
Assets - tangible (a)	790,015	785,750	760,582	785,780	761,132
Interest-bearing deposits	499,725	503,793	491,701	507,014	483,544
Deposits	604,506	606,134	590,196	606,700	581,701
Customer repurchase agreements	70,014	65,341	49,868	63,115	52,264
Other short-term borrowings	91	460	3,788	1,037	9,818
Long-term borrowings	29,287	29,325	34,436	30,849	34,235
Shareholders' equity	105,302	103,411	103,126	103,625	102,917
Shareholders' equity - tangible (a)	81,085	79,097	78,526	79,265	78,181

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2009		3rd Qtr 2009		4th Qtr 2008		YTD 2009		YTD 2008
CAPITAL									
Average shares outstanding - basic	**6,108,340**		6,104,505		6,086,868		**6,097,810**		6,096,649
Average shares outstanding - diluted	**6,116,800**		6,111,913		6,090,844		**6,102,895**		6,105,154
Shares repurchased	**-**		-		7,100		**7,600**		46,150
Average price of shares repurchased	$ **-**	$	-	$	16.40	$	**15.92**	$	19.58
ALLOWANCE FOR LOAN LOSSES									
Beginning balance	$ **8,260**	$	7,934	$	8,083	$	**7,824**	$	7,395
Provision for loan losses	**328**		492		600		**1,662**		1,620
Charge-offs	**(485)**		(318)		(1,012)		**(1,601)**		(1,564)
Recoveries	**63**		152		153		**281**		373
Ending balance	$ **8,166**	$	8,260	$	7,824	$	**8,166**	$	7,824
LOANS									
Construction and land development	$ **40,371**	$	46,175	$	63,361	$	**40,371**	$	63,361
Commercial real estate	**208,066**		209,470		207,160		**208,066**		207,160
Residential real estate	**121,639**		126,392		136,480		**121,639**		136,480
Home equity	**64,678**		62,519		57,170		**64,678**		57,170
Commercial and industrial	**86,312**		87,226		98,546		**86,312**		98,546
Consumer	**6,925**		7,406		8,393		**6,925**		8,393
Total	$ **527,991**	$	539,188	$	571,110	$	**527,991**	$	571,110
NONPERFORMING ASSETS AT PERIOD-END									
Nonperforming loans:									
90 days past due	$ **-**	$	-	$	-	$	**-**	$	-
Nonaccrual	**3,642**		3,106		2,845		**3,642**		2,845
Foreclosed real estate	**3,414**		4,558		4,311		**3,414**		4,311
Nonperforming assets	$ **7,056**	$	7,664	$	7,156	$	**7,056**	$	7,156
ASSET QUALITY RATIOS									
Annualized net chargeoffs to average loans	**0.31%**		0.12%		0.60%		**0.24%**		0.21%
Nonperforming assets to total assets	**0.87**		0.95		0.91		**0.87**		0.91
Nonperforming loans to total loans	**0.69**		0.58		0.50		**0.69**		0.50
Allowance for loan losses to total loans	**1.55**		1.53		1.37		**1.55**		1.37
Allowance for loan losses to nonperforming loans	**224.22**		265.94		275.01		**224.22**		275.01
OTHER DATA									
Fiduciary assets at period-end (c)	$ **358,124**	$	354,860	$	326,614	$	**358,124**	$	326,614
Retail brokerage assets at period-end (c)	$ **54,696**	$	63,893	$	84,348	$	**54,696**	$	84,348
Number full-time equivalent employees (d)	**238**		246		258		**238**		258
Number of full service offices	**19**		19		20		**19**		20
Number of loan production offices	**2**		2		1		**2**		1
Number of ATM's	**24**		24		24		**24**		24

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
N/A - Percentage change is not applicable or not meaningful

American National Bankshares Inc. and Subsidiaries
Net Interest Income Analysis
For the Three Months Ended December 31, 2009 and 2008
(in thousands, except yields and rates)

	Average Balance		Interest Income/Expense		Average Yield/Rate	
	2009	2008	2009	2008	2009	2008
Loans:						
Commercial	$ 80,712	$ 93,548	$ 986	$ 1,296	4.89%	5.54%
Real estate	452,136	470,968	6,338	7,132	5.61	6.06
Consumer	7,255	8,234	148	189	8.16	9.18
Total loans	540,103	572,750	7,472	8,617	5.53	6.02
Securities:						
Federal agencies and GSE	61,858	43,373	555	533	3.59	4.92
Mortgage-backed & CMO's	38,002	46,237	482	581	5.07	5.03
State and municipal	59,358	43,180	839	595	5.65	5.51
Other	8,328	5,157	76	34	3.65	2.64
Total securities	167,546	137,947	1,952	1,743	4.66	5.05
Deposits in other banks	36,358	9,500	91	76	1.00	3.20
Total interest-earning assets	744,007	720,197	9,515	10,436	5.12	5.80
Non-earning assets	70,225	64,985				
Total assets	$ 814,232	$ 785,182				
Deposits:						
Demand	$ 94,764	$ 112,556	27	203	0.11	0.72
Money market	72,342	57,514	74	232	0.41	1.61
Savings	62,026	60,169	33	55	0.21	0.37
Time	270,593	261,462	1,637	2,247	2.42	3.44
Total deposits	499,725	491,701	1,771	2,737	1.42	2.23
Customer repurchase agreements	70,014	49,868	127	274	0.73	2.20
Other short-term borrowings	91	6,788	0	15	0.39	0.88
Long-term borrowings	29,287	34,436	409	477	5.59	5.54
Total interest-bearing liabilites	599,117	582,793	2,307	3,503	1.54	2.40
Noninterest bearing demand deposits	104,781	98,495				
Other liabilities	5,032	768				
Shareholders' equity	105,302	103,126				
Total liabilities and shareholders' equity	$ 814,232	$ 785,182				
Interest rate spread					3.58%	3.40%
Net interest margin					3.88%	3.85%
Net interest income (taxable equivalent basis)			7,208	6,933		
Less: Taxable equivalent adjustment			258	211		
Net interest income			$ 6,950	$ 6,722		

American National Bankshares Inc. and Subsidiaries
Net Interest Income Analysis
For the Years Ended 2009 and 2008
(in thousands, except yields and rates)

	Average Balance		Interest Income/Expense		Average Yield/Rate	
	2009	2008	2009	2008	2009	2008
Loans:						
Commercial	$ 88,551	$ 91,117	$ 4,213	$ 5,515	4.76%	6.05%
Real estate	463,093	467,508	26,294	29,712	5.68	6.36
Consumer	7,623	8,774	659	795	8.64	9.06
Total loans	559,267	567,399	31,166	36,022	5.57	6.35
Securities:						
Federal agencies and GSE	52,694	45,660	2,139	2,215	4.06	4.85
Mortgage-backed & CMO's	40,363	47,997	2,100	2,433	5.20	5.07
State and municipal	52,687	45,573	2,972	2,505	5.64	5.50
Other	7,493	6,141	261	277	3.48	4.51
Total securities	153,237	145,371	7,472	7,430	4.88	5.11
Deposits in other banks	28,804	9,239	378	301	1.31	3.26
Total interest-earning assets	741,308	722,009	39,016	43,753	5.26	6.06
Non-earning assets	68,832	63,859				
Total assets	$ 810,140	$ 785,868				
Deposits:						
Demand	$ 98,576	$ 109,492	290	803	0.29	0.73
Money market	72,918	53,659	527	1,011	0.72	1.88
Savings	62,219	61,620	148	331	0.24	0.54
Time	273,301	258,773	7,434	10,135	2.72	3.92
Total deposits	507,014	483,544	8,399	12,280	1.66	2.54
Customer repurchase agreements	63,115	52,264	670	1,377	1.06	2.63
Other short-term borrowings	1,037	9,818	5	252	0.48	2.57
Long-term borrowings	30,849	34,235	1,715	1,930	5.56	5.64
Total interest-bearing liabilites	602,015	579,861	10,789	15,839	1.79	2.73
Noninterest bearing demand deposits	99,686	98,157				
Other liabilities	4,814	4,933				
Shareholders' equity	103,625	102,917				
Total liabilities and shareholders' equity	$ 810,140	$ 785,868				
Interest rate spread					3.47%	3.33%
Net interest margin					3.81%	3.87%
Net interest income (taxable equivalent basis)			28,227	27,914		
Less: Taxable equivalent adjustment			955	881		
Net interest income			$ 27,272	$ 27,033		